United States securities and exchange commission logo





                              May 31, 2024

       Patrick Goris
       Chief Financial Officer
       Carrier Global Corp
       13995 Pasteur Boulevard
       Palm Beach Gardens, Florida 33418

                                                        Re: Carrier Global Corp
                                                            Form 10-K for the
Year Ended December 31, 2023, filed February 6, 2024
                                                            File No. 001-39220

       Dear Patrick Goris:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024

       Management's Discussion and Analysis
       Results of Operations
       Segment Review, page 37

   1. Please revise to discuss and, to the extent practical, quantify the impact of your planned divestitures of
Commercial Refrigeration, Access Solutions, and Industrial Fire on your future operations as
required by Item 303(b)(2)(ii) of Regulation S-K. Address the
                                                        material impact of any
known uncertainties related to these divestitures.
       Financial Statements
       Consolidated Statement of Operations, page 49

   2. We note the classification of the assets and liabilities of the Commercial Refrigeration,
                                                        Access Solutions, and
Industrial Fire businesses as held for sale in your year-end and interim period
financial statements. Explain to us why you did not separately report the results of operations
of the discontinued operations on your income statement in
                                                        accordance with ASC
205-20-45-3. Please provide us your comprehensive analysis of the
 Patrick Goris
Carrier Global Corp
May 31, 2024
Page 2
         applicable accounting literature as part of your response.
3. We note the Company reported a gain of $ 1.1 billion in connection with the sale of
         Chubb during the year ended December 31, 2022. It appears that Chubb was a component of the Company. Explain to us why you did not account for the disposal of Chubb as a discontinued operation in accordance with ASC 205-20-45.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.



FirstName LastNamePatrick Goris                                Sincerely,
Comapany NameCarrier Global Corp
                                                               Division of
Corporation Finance
May 31, 2024 Page 2                                            Office of
Technology
FirstName LastName